Bridgewater Platforms, Inc. 78 Shorncliffe Road Etobicoke, ON, Canada M8Z 5K5 info@BridgewaterPlatforms.com www.BridgewaterPlatforms.com

February 19, 2015

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Registration Statement on Form S-1
Filed: October 24, 2014
File No. 333-199582

RE: Request for Accelerated Effectiveness of Registration
Dear Craig Slivka:
Bridgewater Platforms, Inc., hereby requests that its registration statement on Form S-1, File No. 333-199582 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on February 23, 2015, at 4 p.m. EST, as assumed or thereafter as practical.
The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,
/s/ Emanuel Oliveira

Emanuel Oliveira, President
Bridgewater Platforms, Inc.